EXHIBIT 99.1

HEXO Corp Reports Third Quarter Fiscal 2021 Financial Results

OTTAWA, June 14, 2021 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NYSE: HEXO) (“HEXO” or the "Company") today reported its financial results for the third quarter fiscal 2021 ended April 30, 2021 (“3Q21”). All amounts are expressed in Canadian dollars unless otherwise noted.

“At the advent of legalization, we articulated a plan to become a top three cannabis player in the Canadian adult-use market. With the acquisition of Zenabis and the announcements of intent to acquire 48North and Redecan, we are on the verge of surpassing that objective to become the no.1 licensed producer by recreational market share,” said HEXO CEO and co-founder Sebastien St-Louis. “While this was a challenging quarter, we maintained our number one position in the beverage category and increased our net sales outside of Quebec by 169% over last year, including 14% sequential quarterly growth in Ontario, while continuing to maintain our number one position as the preferred supplier to Quebec. Moving forward, we are committed to rebuilding our strain strategy and brand mix in the province of Quebec to ensure we meet consumer needs and maintain our dominant position in the province.”

Key Financial & Operating Results

  Total net sales increased 2% year over year.
  Total non-beverage adult-use net revenues in Canada, excluding Quebec, increased by 169% from 3Q20, while maintaining the number one position in Quebec.
  Net revenue (excluding beverage) increased 14% in Ontario from 2Q21
  Maintained the number one position in the beverage category.
  Total net sales declined $10.2M from the previous quarter.
  Total net loss remained flat as compared to the previous quarter.
  Working capital remained strong at $182M, with $194M of cash on hand as of today
  Non-beverage Canadian adult-use revenue decreased by 7% from 3Q20 and declined 29% from the previous quarter 2Q21 primarily as a result of a $5.2M sequential sales decline in the province of Quebec due to the specific timing of strain cultivation decisions made by the company, as well as certain production decisions in hash, which the company has since rectified and believes will result in growth within Quebec in the coming quarters
  In May, Truss strengthened its share leadership of the beverage category in Canada, growing to 46% market share nationally ($ share)1 [inc. Quebec].
  With awareness of the category at an all-time high amongst potential cannabis consumers (87 percent2), Truss expects Canadians to embrace cannabis beverages throughout the summer of 2021 and beyond.
  In April, Truss announced six new products to its existing brand offering for summer. Proudly made in Belleville, Ontario, the new CBD and THC products are full of flavours inspired by the approaching summer season, as well as feedback and insights gathered from Truss’ community of consumers:
    House of Terpenes™ Valencene & Sparkling Tonic
    XMG™ Citrus and XMG™ Watermelon
    Veryvell™ Honey Green Iced Tea
    Little Victory™ Lemonade
    Mollo™ 5 Lime
  The Company elected to repay its outstanding credit facility of $28,875 early, mitigating future interest and administrative costs.
  Selling, general and administrative costs, (defined as General and administrative, plus marketing and promotion, plus research and development), decreased 8% sequentially, coming in at $14.4M, down from $15.6M in 2Q21.
  Operating expenses decreased 17% from 2Q21 when adjusted for Health Canada recovery fees3 of $3.6M.
  Adjusted EBITDA for the period was ($10.78M), decreased from $0.2M in 2Q21.

Significant Subsequent Events

  Entered into a definitive agreement to acquire 48 North Cannabis Corp, offering a diversified product portfolio and accretive synergies. This transaction remains subject to customary closing approvals including regulatory and shareholders approvals, as well as approval of the plan of arrangement by the Ontario Superior Court of Justice.
  Entered into a definitive share purchase agreement to acquire Redecan, Canada’s largest private licensed producer. This transaction remains subject to customary closing approvals including regulatory and shareholders approvals.
  Closed Zenabis Global Inc. acquisition on June 1, 2021.
  Launched an at-the-market offering of C$150m, to date approximately C$47.2M of net proceeds have been raised.
  Won a dismissal (subject to plaintiffs’ appeal right) of the securities class action pending in the Commercial Division of the Supreme Court of the State of New York, New York County.
  Committed to offsetting the Company’s operational carbon emissions and the personal emissions of all 1,200 employees to become a leader in Environmental, Social, and Governance action.

Third Quarter 2021 Financial Results

	For the three months ended			For the nine months ended
Income Statement Snapshot	April 30, 2021	January 31, 2021	April 30, 2020	April 30, 2021	April 30, 2020
	$	$	$	$	$
Revenue from sale of goods	33,082	45,678	30,895	120,059	74,009
Excise taxes	(10,482)	(12,851)	(8,817)	(35,219)	(20,516)
Net revenue from sale of goods	22,600	32,827	22,078	84,840	53,493
Ancillary revenue	60	53	54	168	145
Total revenue	22,660	32,880	22,132	85,008	53,638

Gross profit before adjustments[1]	5,006	11,688	8,783	27,075	18,873
Gross profit/(loss) before fair value adjustments[1]	4,379	11,314	8,783	27,617	(23,276)
Gross profit/(loss)[1]	8,816	18,584	5,730	45,614	(23,260)

Operating expenses	(24,906)	(25,501)	(26,786)	(71,186)	(347,883)
Loss from operations	(16,090)	(6,917)	(21,056)	(25,572)	(371,143)
Other expenses and losses	(4,621)	(13,922)	1,537	(20,175)	(12,790)
Loss and comprehensive loss before tax	(20,711)	(20,839	(19,519)	(45,747)	(383,933)
Tax recovery	–	–	–	–	6,023
Other comprehensive income	3	–	–	3	–
Total Net loss and comprehensive loss	(20,708)	(20,839)	(19,519)	(45,744)	(377,910)
[1] The Company has adjusted the presentation of gross profit before fair value adjustments by removing inventory and biological asset write offs and impairment losses.

Total net revenue in 3Q21 decreased $10.2M from 2Q21 primarily due to a decline in adult-use non beverage sales of $5.2M in Quebec related to strain cultivation decisions made by the company and production issues relating to hash. The Company’s sales in the Alberta decreased $2.7M during the period in part due to a 32% decrease in the provincial UP brand sales because of temporary stock limitations as the Company continues to roll out the relaunched brand. Despite the impact of the COVID-19 third wave in Ontario during the period, in which most private retailers were limited to curb side pickup only, the Company’s sales in Ontario increased 14% or $0.6M. The increase was led by the strength of the UP brand and its 20%+ THC small format premium dry cannabis which grew 67% quarter over quarter.

The Company had no international medical cannabis sales due to revised prerequisite testing and an additional certification by the Israeli government which caused a delay in the Company’s ability to export. The Company has since received clearance and is now in compliance to resume these international sales.

Total net revenue for the nine months ended April 30, 2021 increased 59% compared to the same period of fiscal 2020.

Operating Expenses

	For the three months ended			For the nine months ended
	April 30, 2021	January 31, 2021	April 30, 2020	April 30, 2021	April 30, 2020
	$	$	$	$	$
Selling, general and administration[1]	11,177	12,299	11,238	35,147	40,833
Marketing and promotion	2,452	2,149	2,131	6,682	9,621
Share-based compensation	2,715	5,259	6,171	10,904	22,237
Research and development	730	1,136	1,017	2,901	3,962
Depreciation of property, plant and equipment	1,612	1,679	1,566	4,369	4,890
Amortization of intangible assets	371	342	341	1,043	3,690
Restructuring costs	336	860	865	1,721	4,846
Impairment of property, plant and equipment	16	61	220	881	33,004
Impairment of intangible assets	–	–	–	–	106,189
Impairment of goodwill	–	–	–	–	111,877
Realization of onerous contract	–	–	–	–	3,000
Disposal of long-lived assets	–	1,294	3,237	1,294	3,734
Loss/(gain) on disposal of property, plant and equipment	(19)	(14)	–	45	–
Acquisition and transaction costs	1,871	436	–	2,308	–
Health Canada Recovery Fee’s1	3,644	–	–	3,891	–
Total	24,906	25,501	26,786	71,186	347,883
[1] The Company has adjusted the presentation of the Selling, General and Administrative expenses to breakdown the Health Canada Recovery Fee’s for ease of user review and identification. This presentation differs from that of the Company’s interim financial statement for the three and nine months ended April 30, 2021.

Total operating expenses decreased 2% from 2Q21 and when adjusted for Health Canada recovery fees of $3,644, total operating expenses declined 17%.

The Health Canada recovery fees will be paid annually each April and are based upon the previous fiscal year’s sales and purchases by class of cannabis and quantity purchased and sold.

Non-IFRS Measures

In this press release, reference is made to gross profit before adjustment, profit/margin before fair value adjustments, adjusted gross profit/margin, adjusted EBITDA, and revenue per gram equivalent which are not measures of financial performance under International Financial Reporting Standards (IFRS). These metrics and measures are not recognized measures under IFRS, do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complementary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of a review of our financial information reported under IFRS. Definitions and reconciliations for all terms above can be found in the Company’s Management’s Discussion and Analysis for the three and nine months ended June 14, 2021, filed under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov respectively

Conference Call

The Company will hold a conference call, June 14, 2021 to discuss these results. Sebastien St-Louis, CEO, and Trent MacDonald, CFO, will host the call starting at 8:30 a.m. Eastern. Analysts’ question and answer period will follow management’s presentation.

Date: June 14, 2021
Time: 8:30 a.m. EST
Webcast: https://event.on24.com/wcc/r/3081628/E4BE698102B436FE02D50AD0539C6797

For previous quarterly results and recent press releases, see hexocorp.com.

About HEXO Corp

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, UP Cannabis, Original Stash, Bake Sale, Namaste, and REUP brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint-venture with Molson Coors. In the event that the previously announced transactions to acquire 48North and Redecan close, HEXO expects to be the number one cannabis products company in Canada by recreational market share. For more information, please visit www.hexocorp.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Forward-looking statements in this press release include but are not limited to the Company’s statements with respect to management’s belief that certain expenses included in operating expenses are non-recurring and related to significant changes in market conditions and the refocus of its operations on becoming Adjusted EBITDA positive.

A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
invest@hexo.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com

1 To help us better understand the performance of our products in Canada, Truss developed an internal proprietary market share tracker utilizing point-of-sales data supplied by third-party data providers and data provided by government agencies.

2 Findings of a survey conducted by Truss Beverage Co. from Nov 4, 2020 to Nov 9, 2020 with a sample of 1,500 Canadian cannabis non-rejectors online who are members of the Angus Reid Forum.

3 Health Canada recovery fees are expenses based upon the previous years net sales and are realized in April.